John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-0313

Fax: (617) 572-9161

E-mail: kciccarelli@jhancock.com

Kimberly Ciccarelli

Assistant Vice President and Senior Counsel

US Insurance Law

VIA EDGAR

November 21, 2008

Sally Samuel, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company of New York

Separate Account B

File Nos. 811-8329, 333-152407

Pre-Effective Amendment No. 2

Accumulation Variable Universal Life

Dear Ms. Samuel:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 2 to the Form N-6 Registration Statement of John Hancock Life Insurance Company of New York Separate Account B (“Registrant”) relating to certain variable life insurance policies offered by John Hancock Life Insurance Company of New York (“Depositor”).

The above-referenced registration statement relates to the Accumulation Variable Universal Life (“Accum”) product. The purpose of this filing is to incorporate SEC Staff comments to the Accum Pre-Effective No.1 filing (filed with the Staff on November 10, 2008) and to otherwise complete the filing.

Part C – Reinsurance Agreements

Please file all reinsurance agreements related to the contract in actual form as they are required by Item 26(g) of Form N-6.

RESPONSE: The Registrant has complied with this request. As per our discussion, Registrant has submitted an application pursuant to Rule 406 under the Securities Act of 1933 on November 21, 2008 requesting confidential treatment of certain terms in the reinsurance agreements attached under Item 26(g) of Part C to the above referenced registration statement. The confidential portions of the reinsurance agreements that are subject to this request are marked with an asterisk [*] and have been omitted.

State Variation Language

Please remove references to other state variations from the prospectus.

RESPONSE: The Registrant has complied with this request.

Tandy Comment

The Registrant acknowledges and agrees that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

We hereby request an order to accelerate the effectiveness of the above-referenced amendment to November 21, 2008 or as soon as possible thereafter. The Registrant has authorized us to hereby state to the Commission on its behalf that it is aware of its obligations under the Securities Act of 1933.

If you have any questions about the enclosed documents, please call me at (617)-572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli
Enclosure